Filed by Andeavor

(Commission File No. 001-03473)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Andeavor

(Commission File No. 001-03473)

The Company issued the following communication to certain members of management on April 30, 2018 in connection with the merger between Andeavor and Marathon Petroleum Corporation.

EXTERNAL Q&A

SECTIONS

•	GENERAL

•	INVESTORS

•	CUSTOMERS

•	PUBLIC AFFAIRS

•	MLP Q&A

•	CUSTOMERS

•	INVESTORS

•	MARKETING

GENERAL

1.	What is the strategic fit between the two companies?

•	The strategic combination brings together two highly complementary businesses to create the premier U.S. integrated marketing, logistics and refining company; establishes a geographically diversified industry leader that is well-positioned for long-term growth. Andeavor and Marathon Petroleum manage complementary businesses, spanning 41 states and Mexico, with minimal geographic overlap.

•	The combined company will immediately establish leadership positions in key segments of the downstream and midstream markets.

2.	Why are you selling the company when you had such strong growth forecasts for the next few years?

•	This is a strategic combination of two complementary businesses, and the timing for the combination was right.

•	This transaction was a uniquely compelling opportunity for our shareholders as they will receive an attractive 24.4% premium and the opportunity to participate in future value creation through their ownership stake of the combined entity.

•	The combination will generate significant shareholder value with a commitment to returning capital to shareholders and to delivering approximately $1 billion in annual run-rate synergies within the first three years.

•	We will be a larger, stronger organization that will be better positioned to serve our customers. Our combination will form a high-quality marketing business with almost 12,000 branded outlets nationwide. It will also create a full-service energy logistics business, well-positioned in all key regions of the U.S. And it will make us the top refiner by capacity in the U.S., enabling us to deliver best-in-class operating capability.

•	Like Andeavor, Marathon Petroleum is committed to investing in its people, assets, and communities, and being part of a larger organization will provide the combined company additional capabilities to continue that commitment.

3.	Are you going to merge the MLPs?

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	There will be no immediate changes as both Andeavor and Marathon Petroleum’s MLPs will continue to operate as independent companies.

•	At close, Marathon Petroleum will own GPs of Marathon Petroleum MLP and Andeavor MLP, and the majority of LP units of both partnerships.

•	Andeavor is committed to growing the value of its logistics portfolio.

•	Marathon Petroleum will evaluate the structure of the MLPs at the appropriate time post-closing, including growth opportunities in key regions and capital structure, funding, and liquidity.

4.	Is this transaction motivated by current oil prices? Will the larger company be more insulated from oil price fluctuations?

•	No, this transaction is driven by the compelling strategic, industrial and financial merits of combining these two leading and highly complementary businesses.

•	The company will have access to advantaged feedstocks from the most prolific oil producing regions in the U.S. with convenient access to our refining assets.

5.	Is this to reduce West Coast exposure, because you expect the California market to weaken?

•	No, this transaction is driven by the compelling strategic, industrial and financial merits of combining these two leading and highly complementary businesses.

6.	Does the Andeavor name go away when the companies are combined?

•	The combined company will be called Marathon Petroleum.

•	Until the transaction is closed, Andeavor and Marathon Petroleum will operate as independent companies.

7.	Why are you doing this right after the Western deal and corporate identity changes?

•	We are proud of the work that has gone into creating Andeavor.

•	While we will miss the Andeavor name, we believe this combination brings substantial benefits to all stakeholders and it is the right time for this strategic combination with Marathon Petroleum.

8.	Who will be CEO, CFO and management team of the combined company? Who will be on the Board of Directors?

•	Gary R. Heminger will remain Chairman and Chief Executive Officer of Marathon Petroleum following the closing of the transaction.

•	Following the closing of the transaction, Greg Goff, Andeavor Chairman and Chief Executive Officer, will join Marathon Petroleum as Executive Vice Chairman and be based in San Antonio.

•	As Vice Chairman of the Board, Mr. Goff will provide leadership with respect to the strategy for the combined company.

•	As an executive at Marathon Petroleum following closing, Mr. Goff will be integrally involved in developing the competitive strategy of the combined company.

•	The combined company’s board will include 4 members from the current Andeavor board.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

9.	What happens to San Antonio and the headquarters there? What about other offices?

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	We plan to maintain a presence in San Antonio.

10.	Andeavor and Marathon Petroleum have varying marketing models between the two companies. What’s going to change?

•	This strategic combination creates the opportunity for brand consolidation in our Marketing/Retail business to achieve certain synergies.

•	However, it is very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

11.	Will positions be eliminated?

•	Yes, we acknowledge that when you combine two companies, there will be some overlap of roles and capabilities as we integrate.

•	As a combined company, there will be fewer jobs as we expect some overlap in corporate functions when we combine our organizations.

•	Between the two companies, there is very limited overlap in our field operations.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	We are committed to treating our people with dignity and respect throughout the entire process.

INVESTORS

12.	Is this transaction largely about the $1B in synergies?

•	We are committed to delivering approximately $1B in annual run-rate synergies within the first three years, which is an important aspect of the significant shareholder value that will be delivered as a result of this combination.

•	Synergies, when matched with performance estimates, will enable the company to achieve 19% EPS accretion and 12% Cash Flow per Share in 2019, the first full year of the combined company.

•	The synergies are expected to come from overlapping capabilities in refining, marketing, logistics and corporate.

13.	Is this to reduce West Coast exposure because of increased electrification in California?

•	No, this transaction is driven by the compelling strategic, industrial and financial merits of combining these two leading and highly complementary businesses.

•	We remain very confident in the strong supply and demand outlook and fundamentals of the PADD V market, where we are seeing growing demand, healthy crack spreads, and robust utilization.

14.	Does Greg Goff have a position in the new company?

•	Following the closing of the transaction, Greg Goff, Andeavor Chairman and Chief Executive Officer, will join Marathon Petroleum as Executive Vice Chairman and be based in San Antonio.

•	As Vice Chairman of the Board, Mr. Goff will provide leadership with respect to the strategy for the combined company.

•	As an executive at MPC following closing, Mr. Goff will be integrally involved in developing the competitive strategy of the combined company.

15.	What regulatory approvals are required?

•	The transaction will be reviewed by the FTC and will require other customary regulatory approvals. However, we note that there is minimal geographic overlap in our businesses.

16.	How will this impact your capital return plans?

•	$5 billion share repurchase authorization provides for additional capital return flexibility.

•	The combined company will be backed by enhanced financial growth, cash flow generation and balance sheet strength, which we expect will enable continued strong, through-cycle dividend growth of greater than 10%, in addition to the effective +24% projected dividend increase Andeavor shareholders will benefit from following the close of the transaction.

ANDEAVOR CUSTOMERS

17.	What are the customer benefits?

•	We will be a larger, stronger organization that will be better positioned to serve our customers.

•	Our combination will form a high-quality marketing business with almost 12,000 branded outlets nationwide.

•	It will also create a full-service energy logistics business, well-positioned in all key regions of the U.S. with a diversified and robust platform for growth.

•	And it will make us the top refiner by capacity in the U.S., enabling us to deliver best-in-class operating capability.

18.	Will the transaction change the way we do business with you?

•	No. Our focus on delivering the highest quality service and products to our customers and maintaining strong partnerships will not change.

•	We will now be able to expand our capabilities through a larger refining, logistics marketing platform across a wider geography.

•	The combination will create a full-service energy logistics business, well-positioned in all key regions of the U.S. with a diversified and robust platform for growth.

•	And it will make us the top refiner by capacity in the U.S., enabling it to deliver best-in-class operating capability.

19.	How will this transaction impact customers who have relationships with both companies?

•	There are no immediate changes resulting from today’s announcement. Andeavor and Marathon Petroleum will continue to operate as separate companies until the close of the transaction.

20.	Will there be any changes to existing contracts and agreements?

•	Prior to the close of the transaction, Andeavor and Marathon Petroleum will continue to operate as separate companies. We cannot speculate on changes that might occur post-close.

21.	Will my point of contact change after the transaction closes?

•	There will be no immediate changes to your point of contact and we will communicate any changes as appropriate.

22.	Where can I get more information?

•	If you have additional questions, please feel free to contact your regular Andeavor business contact.

PUBLIC AFFAIRS

23.	Andeavor has supported [X Organization] in [X Community]. Will the combined company continue that commitment?

•	Until the acquisition closes, we will continue to operate as separate companies with each company carrying out their own community investment programs. Marathon Petroleum is committed to investing in its assets and its people, and being part of a larger combined organization will give us additional capabilities to continue our commitment.

•	Andeavor and Marathon Petroleum share similar values including safety, diversity and inclusion, environmental stewardship, respect and integrity.

•	The combined company will continue to create value for its many stakeholders and manage its business to promote environmental stewardship, community investment and economic benefit for stakeholders where it operates.

•	As we bring together our two companies, we remain committed to collaborating with our neighbors to support our local communities.

•	There are no immediate plans for changes to the community investment initiatives Andeavor has in place. In fact, we hope this transaction will provide us additional opportunities to further our community engagement.

24.	What is Marathon Petroleum’s approach to environmental performance, and will Andeavor’s commitment to environmental stewardship remain the same following the transaction?

•	Andeavor and Marathon Petroleum share similar values including safety, diversity and inclusion, environmental stewardship, respect and integrity.

•	The combined company will continue to create value for its many stakeholders and manage its business to promote environmental stewardship, community investment and economic benefit for stakeholders where it operates. Like Andeavor, Marathon Petroleum has been, and will remain, focused on efforts that reduce the environmental impact of its operations.

MLP Q&A

CUSTOMERS

25.	How does this transaction affect MLP customers?

•	Prior to the close of the transaction, Andeavor and Marathon Petroleum will continue to operate as separate companies. We cannot speculate on changes that might occur post-close.

•	Andeavor remains focused on growing its customer-focused, full-service, diversified midstream business.

•	The combined company is focused on being a leading provider of energy logistics and this transaction will allow our customers to work with a partner with national reach and enhanced capabilities.

26.	Will there be any changes to existing contracts and agreements?

•	Prior to the close of the transaction, there will be no changes to your contract or agreement. We cannot speculate on changes that might occur post-close.

27.	Will my point of contact change after the transaction closes?

•	There will be no immediate changes to your point of contact and we will communicate any changes as appropriate.

28.	Where can I get more information?

•	If you have additional questions, please feel free to contact your regular Andeavor business contact.

INVESTORS

29.	Are you going to merge the MLPs?

•	Andeavor is committed to growing the value of its logistics portfolio.

•	At close, Marathon Petroleum will own GPs of Marathon Petroleum MLP and Andeavor MLP, and the majority of LP units of both partnerships.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Marathon Petroleum will evaluate the structure of the MLPs at the appropriate time post-closing, including growth opportunities in key regions and capital structure, funding, and liquidity.

30.	Will there be any changes to your distribution policy?

•	There will be no immediate changes as both Andeavor and Marathon Petroleum’s MLPs will continue to operate as independent companies.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

31.	Will there be any changes to your dropdown strategy?

•	There will be no immediate changes as both Andeavor and Marathon Petroleum’s MLPs will continue to operate as independent companies. We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

32.	Will this change the way your MLPs are managed?

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Andeavor remains focused on growing its customer-focused, full-service, diversified midstream business.

•	Marathon Petroleum will evaluate the structure of the MLPs at the appropriate time post-closing, including growth opportunities in key regions and capital structure, funding, and liquidity.

33.	Will Andeavor Logistics be acquired simultaneously with Andeavor or will there be a delayed consolidation?

•	At close, Marathon Petroleum will own GPs of Marathon Petroleum MLP and Andeavor MLP, and the majority of LP units of both partnerships.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Marathon Petroleum will evaluate the structure of the MLPs at the appropriate time post-closing, including growth opportunities in key regions and capital structure, funding, and liquidity.

MARKETING

34.	Will this change the way your MLPs are marketed?

•	There will be no immediate changes as both Andeavor and Marathon Petroleum’s MLPs will continue to operate as independent companies.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in the Solicitation Relating to the Merger

MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.